Christine Davis	May 26, 2006

Staff Accountant

United States Securities and Exchange Commission

Washington DC

Re: Commission file No.: 001-13550

Letter of Brad Skinner dated April 25, 2006 (the “Comment Letter”) regarding Form 10-K for the fiscal year ended September 30, 2005 and Form 10-Q for the three months ended December 31, 2005

Attached below are the Company’s responses to your Comment Letter dated April 25, 2006.

The letter is structured with the SEC comment and comment number stated first, with the Company’s reply following the SEC comment.

If you have any questions, you can contact me at 631-630-1306, or by e-mail at Jtucciarone@hauppauge.com.

Very truly yours

Gerald Tucciarone
Chief Financial Officer

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation,

Results of Operations, page 32

SEC Comment 1:

We note your response to prior comment number 2. We do not object to your disclosure of the arbitration and litigation settlements as separate lines on your income statement. However we do note that the subtotal “Net operating income before arbitration and litigation” represents a non-GAAP measure. If you continue to continue to disclose the subtotal “Net operating income before arbitration and litigation” in your filings, you will need to comply with Regulation G and Item 10(e)(1) of Regulation S-K .

Registrant’s response:

In future filings, the Company will not make such disclosures or if we do, we will include the required non-GAAP disclosures required under Regulation S-K.

SEC Comment 2:

You indicate in your response to prior comment 3 that you have provided the disclosures required by item 303(a)(3)(iii) of Regulation S-K. However we are unable to locate these disclosures. Please provide reference to where you have quantifies the amount of the change in reported sales that is attributable to changes in price.

Registrant’s response

Pages 32 and 33 of the Company’s management’s discussion and analysis includes in narrative form the changes in sales.

In addition to the changes in sales, the Company’s management’s discussion and analysis on page 34 provides in tabular form the effect of changing sales on the Company’s gross profit.

Notes to Consolidated Financial Statements

Note 1-Summary of Significant Accounting Policies, page F-8

Product Segment and Geographic Information, page F-9

SEC Comment 3:

In future filings, provide the disclosure required by SFAS 131, par. 26(a)

Registrant’s response

We have included the disclosure required by SFAS 131, paragraph 26(a) in the Company’s March 31, 2006 Form 10-Q and will continue to do so in future filings.

SEC Comment 4:

We understand that you generate revenue from five primary product categories: personal video recorders, analog TV receivers, digital TV receivers, hybrid video recorders and digital media players. Information contained in your MD&A and certain press releases indicates that changes within these product categories have materially affected your results of operations in prior periods. Separately, information provided in response to prior comment number indicates that there is significant variation in the amount of revenue derived from each of these product categories. In view of these factors, it appears that disclosure of revenue for these product categories would be useful and is required by SFAS 131, par 37. The categories you have currently provided appear to be overly broad. As a result, they do not appear to be as useful to investors as more detailed information. Accordingly, revise future filings to include a more detailed presentation of revenue by product category. Alternatively, explain to us why no revision is necessary.

Registrant’s response

Paragraph 37 of SFAS 131 requires an enterprise to report revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

The delivery of TV signals to viewers is currently broken down into analog TV signals and digital TV signals. The products detailed in the business section of the Company’s annual report on Form 10K represent a similar family or group of products that allow a PC user to watch TV in a resizable window on their PC in accordance to the type of TV signal they are receiving. All referenced products generally have consistent basic features, with certain expanded or enhanced features that operate under the Windows or Macintosh operating systems being the difference between models. In addition, all of our products are either sold, or can be sold by the same retailers and distributors in our marketing channel.

In accordance with SFAS 131 paragraph 37, we group our products along the lines of their analog and digital functionality. It is the opinion of the Company that the grouping of our revenue into analog and digital product lines meets the requirements of SFAS 131 paragraph 37 as it pertains to reporting revenue for each group of similar products.

Revenue recognition, page F-10

SEC Comment 5:

Your response to prior comment number 9 indicates, in part, that charges to sales relating to price protection have not been material. Provide us an analysis supporting this assertion. Address each of the periods presented in your most recent 10-K.

Registrant’s response

Attached below is a table which quantifies price protection as a percentage of sales for the fiscal years ended September 30, 2005, 2004 and 2003:

	Fiscal year ended September 30 2005	Fiscal year ended September 30, 2004	Fiscal year ended September 30, 2003	Three year Total
Total net sales	$78,457,785	$65,339,583	$50,956,034	$194,753,402
Price protection	$173,556	$51,041	$24,648	$249,245

Percentage of price protection to total sales	0.22%	0.08%	0.05%	0.13%

Since the Company controls the initiation of price protection, we are able to minimize the impact of the price protection by reducing the inventory in our distributor channels prior to phasing in the new price. As the table above quantifies, the charges to sales relating to price protection have all been less than 0.25% for the three years presented in our 10-K and are not material. As of September 30, 2005 there was $69,047 accrued on our balance sheet for price protection. There were no price protection accruals on our balance sheet as of September 30, 2004. It is the opinion of the Company that this lack of materiality has not required a disclosure in our financial statements.

SEC Comment 6:

Your response to prior comment number 9 indicates that from time to time you run end cap promotions with retailers. Describe for us the terms of these promotions. Tell us how amounts paid by you in connection are classified in your income statement. Provide reference to the specific literature that supports your classification.

Registrant’s response

End caps are the promotional displays that are situated at the end of each aisle. The end cap is typically displayed along a main aisle that bears a large volume of consumer traffic. The Company negotiates with their customer the product, cost and duration of the end cap promotion.

End cap displays typically require our customers to purchase a higher volume of product than the amounts purchased for our normal shelf space. The short term result of the end cap is an increase in sales and an increase in gross profit.

The longer term goal is not only to increase consumer recognition of our product for brand recognition purposes, but also to increase consumer awareness of the TV in a PC market. Since the TV in a PC market at this time is a smaller computer peripheral market , a large portion of the general buying public is not aware of their ability to watch TV in a PC. Since we do not have the resources to run large scale media commercials to increase consumer awareness of our market, we use promotional tools such as end caps to promote our product and also to promote customer awareness of the TV in a PC market.

In addition to the individual product and market exposure benefits the Company receives through end cap promotions, we also experience a sales increase which helps offsets the costs of the end cap. The Company has not historically followed the guidance in EITF01-9 in accounting for these costs. During fiscal 2005, the cost of end caps, which amounted to about $50,000 and was not material to either our sales volume or total operating expenses, was charged to selling, general and administrative expenses. In future periods the Company will properly follow the guidance of EITF 01-9 and record these costs as a contra sales amount.

Foreign Currency Translations and Transactions, page F-11

SEC Comment 7:

We note that your response to prior comment number 11 and it is unclear to us how you have concluded that translation of sales using the average monthly forward contract rate is appropriate under U.S. GAAP. In this regard, it does not appear that the accounting for translation, as described in SFAS 52, is voluntary or elective. Rather, the accounting treatment in question appears to be required, regardless of whether management believes that a different translation provides a more precise measurement. Therefore, as previously requested, please explain to us how your accounting complies with paragraph 12 of SFAS 52.

Registrant’s response

The Company has engaged in a long standing hedging program for Euros. Paragraph 12 of SFAS 52 states that because translation at exchange rates at the dates numerous revenues are recognized is generally impractical, an appropriately weighted average exchange rate for the period may be used. Paragraph 29 of SFAS 52 states that alternative methods approximation can be used. The Company believes that use of the weighted average contract exchange rates of the Euro hedges offered a more precise measurement of the economic return we would get for the Euro to USD and more closely matched the value of cash in U.S. dollars that we received to the sales revenue that created the cash inflow.

Attached below is a table of the increases and decreases in our reported sales using the monthly average contract rates as opposed to using the monthly average spot rate. As the table indicates, using the average monthly forward contract rate to convert Euro sales affected total sales for our last five fiscal years by less than 1%.

	Increase (decrease)		Percent of
Fiscal year ended	in net sales	Total sales	Total sales
September 30, 2001	$1,119,000	$50,910,463	2.20%
September 30, 2002	(408,000)	42,796,726	-0.95%
September 30, 2003	(1,895,200)	50,956,034	-3.72%
September 30, 2004	(909,326)	65,339,583	-1.39%
September 30, 2005	(612,092)	78,457,785	-0.78%
Net decrease in sales	$(2,705,618)	$288,460,591	-0.94%

The Company believes that the impact on total sales is not material, and that our accounting is in agreement with SFFAS 52, paragraphs 12 and 29. The Company will continue to monitor the differences in the treatment and if ever material, the Company will reevaluate its position.

Note 5-Income taxes, page F-16

SEC Comment 8 :

We note your response to prior comment number 13. Your response is somewhat general in nature and does not provide sufficient detail to support your accounting. Please describe in reasonable detail your basis for determining that a valuation allowance was necessary. As previously requested, describe the positive and negative evidence you considered and explain how you considered the “more likely than not” standard of SFAS 109, par. 20 through 25. As part of your response, explain how you evaluated the factors identified in SFAS 109 par. 23.

Also, explain why you are not able to determine future reasonable predictions of future income.

Registrant’s response

The deferred tax assets and the offsetting tax valuation allowance is attributable to the Company’s domestic operations. As stated in Footnote 5-Income Taxes on page F-17 and detailed in the table below, the Company’s domestic operations experienced tax losses in 5 out of the last 6 fiscal years that have amounted to a cumulative tax loss $10,084,261.

Taxable income (loss)
Tax loss fiscal 2000	$(2,056,504)
Tax loss fiscal 2001	(3,108,290)
Tax loss fiscal 2002	(2,068,382)
Tax loss fiscal 2003	(2,606,829)
Tax loss fiscal 2004	(1,467,346)
Tax income fiscal 2005	1,223,090
Total tax losses	$(10,084,261)

In accordance with paragraph 23 of SFAS 109, the tax losses of over $10,000,000 weighed heavily in the Company’s conclusion that the valuation allowance was still required.

The company operates in a competitive retail market against larger competitors and Asian competitors. The market changes constantly, and new technologically advanced products are introduced frequently. As noted in our selected financial data, the Company has lost money in two out of the last five years on a global basis.

The combination of the above facts makes forecasting the amount of future taxable income that would result in the realization of our deferred tax asset difficult.

Under the circumstances listed above, it is the Company’s opinion that the weight of the negative factors far outweigh the minimal positive factors, and due to this the valuation allowance was still applicable and in accordance with paragraphs 23-25 of SFAS 109.

SEC Comment 9:

Your response to prior comment number 13 indicates, in part, that you would have to “string together three straight years of taxable income” to support the realization of your deferred tax asset. Clarify what you mean by this and why you believe this would be required.

Registrant’s response

As stated above, as a result of the large tax losses coupled with the market dynamics of the industry we compete in makes it difficult to accurately predict future taxable income. Experiencing several consecutive years of taxable income would create a positive trend and provide us with positive evidence that the deferred tax asset will be utilized.

Form 10Q for the Fiscal Quarter Ended December 31, 2005

Notes to Condensed Consolidated Financial Statements

Note 9- Stock Compensation page 11

SEC Comment 10 :

We note that you adopted SFAS 123R as of October 1, 2005. Please tell us how you considered the interpretive response to Question 1 Section H of SAB107. In this regard, it does not appear that you have provided the disclosures required by paragraphs 64, 65, 84, and A240 through A242 in the interim period in which SFAS 123R was first adopted.

Registrant’s response

Adoption of SFAS123R was required for first interim period of a company’s new year starting after June 15, 2005.

Subsequent to the filing of our December 31, 2005 10-Q, we became aware of more information and guidance and included the expanded disclosure in our second quarter 10-Q. This additional guidance enabled us to better interpret the disclosures required. We revised Note-9 in our March 31, 2006 10-Q and we believe that the footnote meets the disclosures required by SFAS 123R paragraphs 64,65,84 and A240 through A242.

The adequacy and accuracy of the disclosures in the filing is the responsibility of the registrant. The registrant acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in Form 10-K and Form 10-Q do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope our responses to your letter has satisfied your inquiries. If further information is required, please feel free to call me at 631-630-1306, or e-mail me at jtucciarone@hauppauge.com.

Very truly yours,

Gerald Tucciarone
Chief Financial Officer